Exhibit 99.2

FORM 51-102F3 MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Lithium Americas Corp. (“Lithium Americas” or the “Company”)
300 – 900 West Hastings Street
Vancouver, BC, V6C 1E5

Item 2	Date of Material Change

November 30, 2021, December 1, 2021, December 6, 2021 and December 9, 2021

Item 3	News Release

News releases with respect to the contents of this report were issued on November 30, 2021, December 1, 2021, December 6, 2021 and December 9, 2021 and were disseminated through the facilities of recognized newswire services. Copies of the news releases were filed on SEDAR.

Item 4	Summary of Material Change

On November 30, 2021, the Company announced that it was conducting a private placement offering of US$225,000,000 aggregate principal amount of convertible senior notes due 2027 (the “Notes” and the “Offering”). The Company also announced that it granted the initial purchasers of the Notes an option to purchase up to an additional US$33,750,000 aggregate principal amount of Notes, exercisable in whole or in part at any time until 30 days after the pricing of the Offering (the “Over-Allotment Option”).

On December 1, 2021, the Company announced that it had priced the Offering.

On December 6, 2021, the Company announced that it had closed the Offering on the terms as previously announced.

On December 9, 2021, the Company announced that the initial purchasers under the Offering exercised, in full, their Over-Allotment Option, bringing the total Offering size to US$258,750,000.

The Notes will accrue interest payable semi-annually in arrears at a rate of 1.75% per annum on January 15 and July 15 of each year, beginning on July 15, 2022, and will mature on January 15, 2027, unless earlier repurchased, redeemed, or converted. The initial conversion rate of the Notes is 21.2307 Shares per US$1,000 principal amount of Notes, equivalent to an initial conversion price of approximately US$47.10 per Share, subject to adjustment in certain circumstances.

Item 5	Full Description of Material Change

On November 30, 2021, the Company announced that it was conducting the Offering. The Company also announced that it granted the initial purchasers of the Notes an option to purchase up to an additional US$33,750,000 aggregate principal amount of Notes, exercisable in whole or in part at any time until 30 days after the closing of the Offering.

On December 1, 2021, the Company announced that it had priced the Offering and that the Notes would accrue interest payable semi-annually in arrears at a rate of 1.75% per annum. In addition, based on the finalized forms of the initial purchasers’ purchase agreement with the Company, the Company announced that the initial purchasers’ Over-Allotment Option would be exercisable in whole or in part at any time until 30 days after the pricing of the Offering.

On December 6, 2021, the Company announced that it had closed the Offering on the terms as previously announced.

On December 9, 2021, the Company announced that the initial purchasers under the Offering exercised, in full, their Over-Allotment Option, bringing the total Offering size to US$258,750,000.

The initial purchasers under the Offering were Deutsche Bank Securities Inc. and Clarksons Platou Securities AS, which acted as joint book-running managers, BMO Capital Markets Corp., Canaccord Genuity LLC and TD Securities Inc., which acted as passive book-running managers, and B. Riley Securities, Inc., Cormark Securities Inc., Cowen and Company, LLC, National Bank Financial Inc., Scotia Capital (USA) Inc., Stifel, Nicolaus & Company, Incorporated, Industrial Alliance Securities Inc., and Tuohy Brothers Investment Research Inc., which acted as co-managers.

The Notes, including those purchased pursuant to the Over-Allotment Option, are senior unsecured obligations of the Company. The Notes will accrue interest payable semi-annually in arrears at a rate of 1.75% per annum on January 15 and July 15 of each year, beginning on July 15, 2022, and will mature on January 15, 2027, unless earlier repurchased, redeemed, or converted. The initial conversion rate of the Notes is 21.2307 Shares per US$1,000 principal amount of Notes, equivalent to an initial conversion price of approximately US$47.10 per Share, subject to adjustment in certain circumstances.

The Notes are convertible at the option of holders, prior to the close of business on the business day immediately preceding October 15, 2026, only under certain circumstances and during certain periods, and thereafter, at any time until the close of business on the business day immediately preceding the maturity date. Upon conversion, the Notes may be settled, at the Company’s election, in cash, common shares (“Common Shares”) of the Company or a combination thereof. The Notes will not be redeemable at the Company’s option prior to

December 6, 2024, except upon the occurrence of certain tax law changes. On or after December 6, 2024, the Notes will be redeemable at the Company’s option if the last reported sale price of the Common Shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

If the Company undergoes a fundamental change, holders of the notes will have the right to require the Company to repurchase for cash all or a portion of their notes at 100% of their principal amount, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date. The Company will also be required, in certain circumstances, to increase the conversion rate for a holder who elects to convert its notes in connection with certain corporate events or during a redemption period.

The Company has used a portion of the net proceeds from the Offering to repay in full its US$205 million senior secured credit facility. The Company intends to use the remainder of the net proceeds from the Offering to repay other indebtedness and for general corporate purposes.

The Notes were offered on a private placement basis and were not offered by way of a prospectus in Canada, the U.S., or any other jurisdiction. The Notes and the distribution of Shares issuable upon conversion of the Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and the rules promulgated thereunder and applicable state securities laws. The Notes were offered (i) to persons reasonably believed to be qualified institutional buyers in reliance on Rule 144A under the Securities Act and (ii) outside the United States to non-U.S. persons in reliance on Rule 903 of Regulation S under the Securities Act, and, in the case of offers in Canada, to persons who are “accredited investors” and “permitted clients” within the meaning of Canadian securities laws.

This report does not constitute an offer to sell or a solicitation of an offer to buy the Notes or any other securities and shall not constitute an offer, solicitation or sale in the United States or in any other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration and qualification under the securities laws of such state or jurisdiction.

Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

Item 8	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Eduard Epshtein
Chief Financial Officer
300 – 900 West Hastings Street
Vancouver, BC V6C 1E5
1 (778) 656-5811

Item 9	Date of Report

December 9, 2021

Cautionary Note Regarding Forward-Looking Statements

This report contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information. These statements reflect the Company’s current expectations regarding future events, financial or operating performance and results, and speak only as of the date of this report. Such statements include without limitation, the Company’s expectations with respect to the use of proceeds of the Offering.

Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to, the fact that the Company’s management will have broad discretion in the use of certain of the proceeds from the Offering; uncertainty regarding the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates, or the enforcement of such laws and regulations by the applicable authorities; the failure of parties to contracts with the Company to perform as agreed; social or labour unrest; risks relating to general economic conditions; changes in commodity prices, including the market price of lithium; the impact of COVID-19 on the Company’s business; anticipated timing and results of exploration, development and construction activities; and the Company’s ability to develop and achieve production at any of the Company’s mineral exploration and development properties, and to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations. Additional information about these assumptions and risks and uncertainties is contained in the Company’s filings with securities regulators, including the Company’s most recent annual information form and most recent management’s discussion and analysis for the Company’s most recently completed financial year and interim financial period, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Although the forward-looking statements contained in this report are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this report and are expressly qualified in their entirety by this cautionary statement. Subject to applicable securities laws, the Company does not assume any obligation to update or revise the forward-looking statements contained herein to reflect events or circumstances occurring after the date of this report.